Prairie Operating Co.

602 Sawyer Street, Suite 710

Houston, Texas 77007

July 27, 2023

Division of Corporation Finance

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Prairie Operating Co.
Registration Statement on Form S-1
Filed June 16, 2023
File No. 333-272743

Ladies and Gentlemen:

Set forth below are the responses of Prairie Operating Co. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 17, 2023, with respect to the Company’s Registration Statement on Form S-1, File No. 333-272743, filed with the Commission on June 16, 2023 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Concurrently with the submission of this letter, we are also submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Registration Statement on Form S-1 filed June 16, 2023

General

1.	Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.

RESPONSE: The Company respectfully advises the Staff that the Company was not directly affected by the recent crypto asset market developments, including the continued industry-wide fallout from recent Chapter 11 bankruptcy filings of cryptocurrency exchanges FTX Trading Ltd. (including its affiliated hedge fund Alameda Research LLC) and other firms. That being said, the decrease and volatility of Bitcoin price as a result of these recent developments have affected the Company’s business, financial condition and results of operations. The Company has revised the disclosure on pages 9, 17 and 56 of Amendment No. 1 in response to the Staff’s comments.

Securities and Exchange Commission

July 27, 2023

2.	Please discuss any intentions you have to mine crypto assets other than bitcoin.

RESPONSE: The Company respectfully advises the Staff that the Company currently does not intend to acquire crypto asset other than Bitcoin. The Company has revised the disclosure on page 55 of Amendment No. 1 in response to the Staff’s comments.

Risk Factors, page 6

3.	To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

RESPONSE: The Company has revised the disclosure on page 14 of Amendment No. 1 in response to the Staff’s comments.

4.	Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

RESPONSE: The Company has revised the disclosure on page 14 of Amendment No. 1 in response to the Staff’s comments.

5.	Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

RESPONSE: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 14, 15 and 16 of Amendment No. 1 in response to the Staff’s comments, and refer the Staff to the section in the Registration Statement entitled “Risk Factors – Risks Related to Government Regulation Matters” for a description of materials risks the Company faces related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

6.	To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

RESPONSE: The Company has revised the disclosure on page 11 of Amendment No. 1 in response to the Staff’s comments.

Securities and Exchange Commission

July 27, 2023

7.	Describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.

RESPONSE: The Company has revised the disclosure on page 23 of Amendment No. 1 in response to the Staff’s comments.

8.	To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

●	Risk from depreciation in your stock price.

●	Risk of loss of customer demand for your products and services.

●	Financing risk, including equity and debt financing.

●	Risk of increased losses or impairments in your investments or other assets.

●	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

●	Risks from price declines or price volatility of crypto assets.

RESPONSE: The Company respectfully advises the Staff of the following:

●	The Company has revised the disclosure on page 17 of Amendment No. 1 to discuss risk from depreciation in the Company’s stock price.

●	The Company has revised the disclosure on pages 9 and 14 of Amendment No. 1 to discuss risk of loss of customer demand for its products and services.

●	The Company has revised the disclosure on pages 6 and 7 of Amendment No. 1 to discuss financing risk, including equity and debt financing.

●	The Company has revised the disclosure on page 9 of Amendment No. 1 to discuss risk of increased losses or impairments in your investments or other assets.

●	The Company has revised the disclosure on page 14 of Amendment No. 1 to discuss risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

●	The Company has revised the disclosure on page 9 of Amendment No. 1 to discuss risks from price declines or price volatility of crypto assets.

Securities and Exchange Commission

July 27, 2023

9.	Please add a risk factor addressing risks attendant to your reliance on Atlas.

RESPONSE: The Company has revised the disclosure on page 7 of Amendment No. 1 in response to the Staff’s comments.

The storage and custody of our Bitcoin assets and any other cryptocurrencies that we may potentially acquire or hold, page 9

10.	You state that you “plan to establish processes to manage wallets.” Please disclose the timeframe for doing so. Also discuss the risk to investors because, if true, you do not currently have policies and procedures for the storage of crypto assets. Additionally, discuss the risks related to investors being unable to evaluate what your eventual custody policies and procedures will be.

RESPONSE: The Company has revised the disclosure on page 9 of Amendment No. 1 in response to the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Prairie Operating Co.

Cryptocurrency Mining, page 41

11.	If significant, please quantify your reliance on Bitmain or other digital asset mining equipment suppliers. To the extent you are substantially dependent on any agreements with Bitmain or other suppliers, please describe the material terms of such agreements and file the agreements as exhibits. If you believe you are not substantially dependent on the agreements, please provide us with an analysis supporting your belief. See Item 101(h)(4)(v) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that on June 17, 2023, Bitmain delivered the last batch of products to the Company and the Non-Fixed Price Sales and Purchase Agreement entered into on December 17, 2021 between the Company and Bitmain terminated pursuant to its terms. The Company does not currently have, or expect to enter into any, agreements with other suppliers. As such, the Company does not substantially rely or depend on Bitmain or other digital asset mining equipment suppliers. The Company has revised the disclosure on page 44 of Amendment No. 1 in response to the Staff’s comments.

Mining Equipment, page 41

12.	You state that “As of March 31, 2023, none of the 600 miners purchased from Bitmain have been delivered to the Company, and will remain undelivered until all fees are paid to ship the miners from the Bitmain facility to the Company.” Disclose the amount of fees that remain to be paid, why they have not yet been paid, who is responsible for such payment, when it is anticipated that they will be paid, and when shipment is expected to occur. Also state whether these miners are pre-owned or newly manufactured.

Securities and Exchange Commission

July 27, 2023

RESPONSE: The Company respectfully advises the Staff that the Company has paid a shipping fee of $54,000 and 600 miners were delivered to the Company on June 17, 2023. The Company has revised the disclosure on page 44 of Amendment No. 1 in response to the Staff’s comments.

Factors Affecting Profitability, page 42

13.	Please discuss in greater detail the relationship of hash rate, electricity consumption, and mining costs, and how this relationship specifically impacts operating results.

RESPONSE: The Company has revised the disclosure on pages 46 and 56 of Amendment No. 1 in response to the Staff’s comments.

Business, page 51

14.	Revise to disclose the material terms and any termination provisions of your Master Services Agreement with Atlas, through which it will provide you with cryptocurrency mining services for your miners at the Atlas facility in North Dakota. Refer to your disclosure on page F-67 that “all cryptocurrency mined by our miners will be transferred to wallets in the control of Atlas. Atlas will then deduct the hosting service fee from the monthly total mined currency produced by our miners and remit the net mined currency to us.” As an additional matter, please disclose here this remittance process to clarify where the net mined cryptocurrency is deposited and who has control of the wallet or account.

RESPONSE: The Company has revised the disclosure on page 56 of Amendment No. 1 in response to the Staff’s comments.

15.	We note your disclosure that you participate in mining pools and have executed contracts “with the mining pool operators to provide computing power to the mining pool” for which you are entitled to a fractional share of the cryptocurrency award the mining pool operator receives based on the proportion of computing power you contributed compared to the total computing power contributed by all mining pool participants in solving the current algorithm. Please revise to disclose:

●	Material terms of your mining pool agreements and file these agreements as exhibits.

●	Percentage of your Bitcoin hashing power contributed to mining pools.

●	Total hashing power of each pool and the percentage thereof contributed by your miners.

Securities and Exchange Commission

July 27, 2023

●	How the pools hold your proportion of mining rewards and the duration thereof.

●	Whether the pool operators have insurance for theft or loss and the risks associated with transferring crypto assets.

RESPONSE: The Company respectfully advises the Staff that the Company currently does not have, and does not intend to enter into, any agreements with mining pool operators. The Company has revised to remove certain disclosure on pages 7, 44, 48 and 55 of Amendment No. 1 to reflect that the Company currently does not have any agreements with mining pool operators.

16.	Refer to your disclosure on pages 42-43 and 52-53 that you have historically mined and held Bitcoin and may sell your mined Bitcoin to fund operating and capital expenditures. Revise to further clarify whether you have sold any of your mined Bitcoin in the past and your policies or practices regarding how long you hold crypto assets that you receive as payment and to discuss:

●	Any risks to your liquidity caused by volatility in cryptocurrency pricing.

●	If relevant, the average period between receipt of your crypto assets and the subsequent sale.

RESPONSE: The Company has revised the disclosure on pages 44 and 55 of Amendment No. 1 in response to the Staff’s comments.

17.	To the extent material, discuss how recent bankruptcies in the crypto asset market and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.

RESPONSE: The Company has revised the disclosure on page 56 of Amendment No. 1 in response to the Staff’s comments. The Company also respectfully refers the Staff to the disclosure added to the Registration Statement as noted in the Company’s response to comment 8 above, which contemplates potential risks arising from crypto asset market disruptions.

18.	If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets, known to:

●	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.

●	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.

●	Have the crypto assets of their customers unaccounted for.

●	Have experienced material corporate compliance failures.

RESPONSE: The Company has revised the disclosure on page 56 of Amendment No. 1 in response to the Staff’s comments.

19.	You disclose on page F-67 that “all cryptocurrency mined by our miners will be transferred to wallets in the control of Atlas. Atlas will then deduct the hosting service fee from the monthly total mined currency produced by our miners and remit the net mined currency to us....” Disclose the material terms of your custody arrangements with Atlas, including the manner in which it is required to store your crypto assets, whether it is contractually required to hold your crypto assets in cold storage, what security precautions it is required to undertake, what inspection rights you have, and what type of insurance Atlas is required to have to protect you from loss.

RESPONSE: The Company has revised the disclosure on page 56 of Amendment No. 1 in response to the Staff’s comments.

*        *        *        *        *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Andrew Schulte of Vinson & Elkins L.L.P. at (713) 758-3381 or T. Mark Kelly of Vinson & Elkins L.L.P. at (713) 758-4592.

Very truly yours,

PRAIRIE OPERATING CO.

By:	/s/ Edward Kovalik
Name:	Edward Kovalik
Title:	Chief Executive Officer

Enclosures

cc:	Andrew Schulte, Vinson & Elkins L.L.P.
T. Mark Kelly, Vinson & Elkins L.L.P.